Room 4561
Via fax (949) 585-4496

December 5, 2007

L. George Klaus
Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave
Suite 1000
Irvine, CA 92612

> **Re:** **Epicor Software Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File no. 0-21180**

Dear Mr. Klaus:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1.   Consider expanding your "Overview" to include management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion.

> For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company such as competition or expansion to international markets and how management is dealing with these issues. As a related matter, we note disclosure regarding your level of revenues generated from your installed base of customers. Consider addressing any material trends regarding the engagement of new clients or retention of current clients. Refer to Release 33-8350 on our website at www.sec.gov.

Consolidated Statements of Operations, page 60

2.   We note in your revenue recognition policy footnote that you enter into arrangements where the Company performs services that include significant production, modification or customization of its software which are accounted for under the provisions of SOP 81-1. Please tell us whether you classify such revenues among the different line items in your Consolidated Statements of Operations and if so, tell us your allocation methodology and justification for such presentation. If you do not separate revenue for products and services under these arrangements, tell us where you classify such revenues. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should consider including in your presentation a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable and accounted for pursuant to SOP 81-1 (which include both products and services) along with a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Definitive Proxy Statement

Executive Compensation

3.   We are unable to locate the disclosure responsive to Instruction 1 to Item 402(j) of Regulation S-K. Please advise.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 5. Acquisitions and Dispositions

Sale of a Non-Strategic Asset, page 11

4.   We note that the Company sold the assets of your payroll bureau operations in Russia and note that in connection with this asset sale, you also entered into agreement with same party to license the iScala payroll product for resale on an exclusive basis in certain Eastern European territories. Tell us how you considered paragraphs 41 and 42 of SFAS 144 in determining whether the sales of this asset should be classified as discontinued operations. Additionally, tell us the specific details of this transaction including the total consideration received and how you determined the fair value of the assets sold to be $2,500,000. Also, tell us how you determined the remaining amount of consideration should be allocated to the iScala payroll product license that you are recognizing as revenue and whether you believe such amounts represent the fair value of such product license. Further, you indicate that this transaction was accounted for as a multiple-element arrangement under EITF 00-21. Please explain why you believe the use of this guidance is appropriate and how you are applying such guidance.

Note 13. Debt Offering, page 16

5.   We note that on May 8, 2007, the Company issued $230 million of Convertible Notes and that these notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note in your disclosure that a conversion feature exists that is based on the closing price of the Company's common stock and the trading price of the notes (i.e. dual indexes). Provide us your analysis in evaluating whether the debt conversion features of these notes contain embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6.

6.   We also note on page 10 that no shares related to the conversion of the notes are included in the calculation of diluted earnings per share since the notes are only dilutive when the common stock price exceeds the conversion price. Tell us how you considered the guidance in EITF 04-8 and EITF Topic D-72 in making this determination.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Staff Attorney, at (202) 551-3853. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief